SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4—Final Amendment)

DMI FURNITURE, INC.

(Name of Subject Company (Issuer))

CHURCHILL ACQUISITION CORP.

a wholly owned subsidiary of

FLEXSTEEL INDUSTRIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

233230 10-1

(CUSIP Number of Class of Securities)

Ronald J. Klosterman

Vice President Finance, Chief Financial Officer & Secretary

Flexsteel Industries, Inc.

3400 Jackson Street

Dubuque, Iowa 52004-0877

Telephone: (563) 556-7730

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Charles W. Mulaney, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom (Illinois)

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,862,627	$1,365

*	Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 4,298,786 outstanding shares of common stock of DMI Furniture, Inc. at a purchase price of $3.30 per share. The transaction value also includes the offer price of $3.30 per share multiplied by 811,101, the estimated number of outstanding options to purchase shares of common stock of DMI Furniture, Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,365     Filing party: Flexsteel Industries, Inc.

Form or Registration No.: Schedule TO    Date Filed: August 20, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 233230 10-1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) FLEXSTEEL INDUSTRIES, INC. (I.R.S. IDENTIFICATION NO. 42-0442319)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER See note (1) below 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER See note (1) below

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See note (1) below

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See note (1) below

14.	TYPE OF REPORTING PERSON CO

(1) On October 1, 2003 at 7:00 p.m. EDT (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 12, 2003 (the “Merger Agreement”), by and among Flexsteel Industries, Inc. (“Flexsteel”), Churchill Acquisition Corp. (the “Purchaser”) and DMI Furniture, Inc. (the “Company”), the merger of Purchaser with and into the Company was consummated. As a result of the Merger, as of the Effective Time, (a) all issued and outstanding Shares (other than Shares held by Flexsteel, the Purchaser or any other wholly owned subsidiary of Flexsteel or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $3.30 per share in cash, and (b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of common stock of the Company. Flexsteel, the holder of all one hundred (100) issued and outstanding shares of common stock of Purchaser, thus became the owner of one hundred (100) shares of common stock of the Company, representing 100% of the issued and outstanding shares of common stock of the Company.

CUSIP No. 233230 10-1

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CHURCHILL ACQUISITION CORP.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None 8. SHARED VOTING POWER See note (1) below 9. SOLE DISPOSITIVE POWER None 10. SHARED DISPOSITIVE POWER See note (1) below

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See note (1) below

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See note (1) below

14.	TYPE OF REPORTING PERSON CO

(1) On October 1, 2003 at 7:00 p.m. EDT (the “Effective Time”), pursuant to the Agreement and Plan of Merger, dated August 12, 2003 (the “Merger Agreement”), by and among Flexsteel Industries, Inc. (“Flexsteel”), Churchill Acquisition Corp. (the “Purchaser”) and DMI Furniture, Inc. (the “Company”), the merger of Purchaser with and into the Company was consummated. As a result of the Merger, as of the Effective Time, (a) all issued and outstanding Shares (other than Shares held by Flexsteel, the Purchaser or any other wholly owned subsidiary of Flexsteel or by the Company as treasury stock, and Shares held by stockholders of the Company, if any, who exercise their dissenters rights) were automatically converted into the right to receive $3.30 per share in cash, and (b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of common stock of the Company. Flexsteel, the holder of all one hundred (100) issued and outstanding shares of common stock of Purchaser, thus became the owner of one hundred (100) shares of common stock of the Company, representing 100% of the issued and outstanding shares of common stock of the Company.

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2003, as amended (the “Statement”), by Churchill Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Flexsteel Industries, Inc., a Minnesota corporation (“Flexsteel”). The Statement relates to the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of DMI Furniture, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.30 per share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase, dated August 20, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(2) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

This Amendment also amends and supplements and constitutes Amendment No. 2 to the Schedule 13D (“Schedule 13D”) filed by the Purchaser and Flexsteel on August 22, 2003 with the Commission with respect to the Shares.

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D.

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D are hereby amended and supplemented to include the following:

The Subsequent Offering Period for the Offer expired at 5:00 p.m. (EDT) on October 1, 2003. A total of 4,737,372 Shares, representing approximately 93.6% of the outstanding Shares, were tendered in the initial and subsequent offering periods. All Shares validly tendered in the Subsequent Offering Period have been accepted for payment. Purchaser previously accepted for payment 3,968,415 Shares on September 18, 2003.

On October 2, 2001, Flexsteel issued a press release announcing the completion of the acquisition of the Company. The Merger of Purchaser with and into the Company became effective on Wednesday, October 1, 2003 at 7:00 p.m. (EDT). The full text of the press release is filed as Exhibit (a)(11) hereto and is incorporated by reference herein.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(11) Press Release issued by Flexsteel on October 2, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCHILL ACQUISITION CORP.

By:	/S/ RONALD J. KLOSTERMAN
Name:	Ronald J. Klosterman
Title:	Treasurer & Secretary

FLEXSTEEL INDUSTRIES, INC.

By:	/S/ RONALD J. KLOSTERMAN
Name:	Ronald J. Klosterman
Title:	Vice President Finance, Chief Financial Officer & Secretary

Dated: October 2, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(11)	Press Release issued by Flexsteel on October 2, 2003.